

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05048141

March 22, 2005

Jan M. Davidson
General Attorney and Assistant Secretary
Delta Air Lines, Inc.
Law Department 981
Post Office Box 20574
Atlanta, GA 30320-2574

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/22/2005

Re: Delta Air Lines, Inc.
Incoming letter dated January 20, 2005

Dear Ms. Davidson:

This is in response to your letter dated January 20, 2005 concerning the shareholder proposal submitted to Delta by Stanley A. Barczak and Gerald Gallagher. We also have received a letter from Stanley A. Barczak dated February 3, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Stanley A. Barczak
13037 Hutton Dr.
Richwood, KY 41094



Delta Air Lines, Inc.
Law Department 981
Post Office Box 20574
Atlanta, Georgia 30320-2574

January 20, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Delta Air Lines, Inc./Shareowner Proposal Received from Stanley A. Barczak; Co-sponsored by Gerald Gallagher

Ladies and Gentlemen:

I am in-house counsel to Delta Air Lines, Inc. (the "Company"), and I am submitting this letter on behalf of the Company pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its proxy statement relating to its 2005 annual meeting of shareowners (the "Proxy Materials"), in reliance on Rule 14a-8(i)(6), (i)(2)and (i)(3), a shareholder proposal and supporting statement received on November 24, 2004 from Mr. Stanley A. Barzcak, as to which Mr. Gerald Gallagher notified the Company by letter dated November 21 of his intention to co-sponsor (collectively, the "Proposal"). The Proposal urges the Company's Board of Directors to renegotiate the compensation of all former Company executives who have left the Company "since January 2002 and profited from the $42 million Special Retention Program Delta established to retain them."

Copies of Mr. Barczak's letter and the accompanying Proposal are attached hereto as Exhibit A. Copies of Mr. Gallagher's letter and the accompanying Proposal are attached hereto as Exhibit B. Copies of the Program (as defined below and which is referred to in the Proposal as the Special Retention Program) and an amendment to the Program applicable only to certain executive officers are attached hereto as Exhibit C and Exhibit D, respectively.

To the extent that the reasons for the omissions described below are based on matters of Georgia law, the reasons are my opinions, and I am licensed and admitted to practice in the State of Georgia.

For the reasons set forth below, I respectfully request that the Division confirm that it will not recommend any enforcement action against the Company if the Company


SKYTEAM

does not include the Proposal in its Proxy Materials. The Company intends to file its definitive Proxy Materials with the Commission on or after April 15, 2005. Pursuant to Rule 14a-8(j), I am submitting six copies of this letter with the accompanying exhibits. A copy of this submission is being furnished simultaneously to Mr. Barczak and Mr. Gallagher.

Rule 14a-8(i)(6) allows a company to omit a shareowner proposal from its proxy statement if the company would lack the power or authority to implement the proposal. Rule 14a-8(i)(2) allows a company to omit a shareowner proposal if the proposal would, if implemented, cause the company to violate any federal, state or foreign law to which it is subject. In addition, rule 14-8(i)(3), as clarified by Staff Legal Bulletin 14B, dated September 15, 2004, allows a company to omit a shareowner proposal, including its supporting statement, that is contrary to the Commission's proxy rules. As described below, the Company believes the Proposal may be omitted in its entirety on the basis of these rules.

Background

In January 2002, the Personnel and Compensation Committee (the "Committee") of the Company's Board of Directors adopted the 2002 Retention Program (the "Program") to assist the Company in retaining members of management after the terrorist attacks of September 11, 2001.

Each participant in the Program, including the Company's then current executive officers, received a cash retention award opportunity equal to 125% to 300% of his or her then current base salary. The Program provided that:

- participants who were employed by the Company through December 31, 2003 would be paid 33% of their retention award opportunities in early 2004 ("First Payment");
- participants who were employed by the Company through December 31, 2004 would be paid the remaining 67% of their retention award opportunities in early 2005 ("Second Payment"); and
- if the Company's EBITDAR Margin for the two-year period ended December 31, 2003 was at or above the median of a designated airline peer group, the Second Payment would be accelerated to early 2004 for participants who were employed by the Company through December 31, 2003.

The Program provided that, subject to limited exceptions, participants who were not employed by the Company through the specified dates would forfeit the First and/or

Second Payments, as applicable. Exhibit C to this letter sets forth the text of the Program.

In 2002 and 2003, the Company's executive officers were Leo Mullin, Frederick Reid, Michele Burns, Vicki Escarra and Robert Colman (the "Executive Officers"). In 2003, Mr. Mullin and Mr. Reid voluntarily relinquished their retention award opportunities. Also in 2003, Ms. Burns, Ms. Escarra and Mr. Colman agreed to amend their retention award opportunities so that those awards would, instead of vesting as described above, vest and be paid in three equal installments on April 2, 2004, 2005 and 2006, contingent on their remaining employed by the Company through the applicable vesting date. Exhibit D to this letter sets forth the text of this amendment.

The Company met the Program's EBITDAR Margin test for the two year period ended December 31, 2003. Accordingly, all participants in the Program who were employed by the Company through December 31, 2003, other than the Executive Officers, received 100% of their retention award opportunities in early 2004. Some participants who were not Executive Officers elected to defer the payment of their retention award opportunities until the earlier of (a) January 1, 2007; (b) the date the Company records positive net income for a calendar year ending on or after December 31, 2004; (c) the date the participant's employment with the Company terminates; and (d) the date of a change in control of the Company.

Mr. Mullin and Mr. Reid did not receive any payments under the Program because they had relinquished their retention award opportunities in 2003. Mr. Mullin and Mr. Reid retired from the Company on May 1, 2004 and April 1, 2004, respectively. Ms. Burns, Ms. Escarra and Mr. Colman received 33% of their retention award opportunities because they remained employed by the Company through April 2, 2004, but subsequently forfeited the remaining 67% of their retention award opportunities when they retired or resigned after that date.

All payments, if any, due under the Program to participants who are no longer employed by the Company have been made. The Company does not have any rights or duties under the Program with respect to those former employees. Similarly, those former employees have no rights or duties to the Company under the Program.

Reasons for Omitting the Proposal

Rule 14-8(i)(6)—The Company lacks the power or authority to implement the Proposal.

Pursuant to Rule 14-8(i)(6), the Company may omit a proposal that it lacks the power or authority to implement. By "urg[ing] the Board of Directors to re-negotiate the compensation of all former Delta Executives who have left the company since January 2002 and profited from the $42 million Special Retention Program Delta established to retain them," the Proposal asks the Company to seek to alter the terms of a *fully executed contract* between the Company and each former officer who received a payment under the Program.[1] Because there is no continuing contract between the Company and the former officers to "renogotiate," the Company lacks the power to implement the Proposal.

Under the terms of the Program, neither the Company nor any officer who has left the Company and who received a payment under the Program is required to perform any other act, to refrain from taking any action or to make any other payment. Therefore, though the Proposal is cast as urging a "renegotiation," there is no contract or other arrangement to renegotiate. Neither the Company nor any former officer has any remaining rights or duties under the Program. A former officer who received a payment under the Program performed his or her responsibilities, met the contractual terms for payment and was paid by the Company as required by the Program. Moreover, the Company has no continuing relationship with these former officers that would provide the Company with any ability *directly or indirectly* to require or otherwise persuade these former officers to repay payments that had been made to them.

Though one might argue that the Company could simply *request* that former officers repay all or some of their payments under the Program, there would be no consideration for their potential agreement. Therefore, as a matter of law, any agreement of the former officers, even if it were possible to obtain, to return these payments would not be enforceable by the Company. Furthermore, it is highly unlikely that any of the former officers would return the payments as a "gift" to the Company, even if requested by the Company to do so. Therefore, the fundamental purpose of the Proposal, which the Company assumes is the return of the payments to the Company, is not achievable. Accordingly, the Company believes that it is inappropriate to expend Company resources to include the Proposal in the Proxy Materials to allow a vote on a proposal the purpose of which the Company lacks the power to achieve.

The Company requests that the Division concur that, in accordance with Rule 14a-8(i)(6), the Company properly may omit the Proposal in its entirety because the Company lacks the power or authority to implement the Proposal.

---

[1] The Company believes that the Proposal is false and misleading in material respects, but will discuss that point in the final section of this letter. For purposes of this and the next section of the letter only, the accuracy of the facts presented in the Proposal will be assumed.

Rule 14a-8(i)(2)—The Proposal violates Georgia law.

The Program clearly describes the rules regarding vesting and payment of retention awards if a participant is continuously employed by the Company through certain dates. It also provides in Section 9(g) that the Program and all actions taken thereunder are governed by Georgia law to the extent not superseded by federal law. As described below, unilateral action by the Company to implement the Proposal would breach the terms of the Program and thereby violate Georgia law.

It is a matter of black letter law that bargained for promises by parties to a contract are entitled to be enforced to the fullest extent of the contract, absent certain defenses not applicable to the Program. Moreover, Georgia courts have held that, in the absence of fraud, mistake or terms that are illegal or contrary to public policy, parties must abide by the terms of a contract. See, e.g. Jerome Bradford Constr. Co., Inc. v. Pinkerton & Laws Co., 332 S.E.2d 26 (1985), (citing Yon v. City of Atlanta, 41 S.E.2d. 516 (1947)).

The Proposal is inconsistent with the terms of the Program, which gave participants who remained employed by the Company through certain dates an unconditional contractual right to payment of their retention awards. Obtaining repayments unilaterally would violate section 8(a) of the Program, which states that "The Committee may amend the Program at any time and from time to time; provided, however that no amendment of the Program that would adversely affect or impair the rights of a participant shall be effective without the participant's written consent."

A unilateral action to obtain repayment from the officers clearly violates the express terms of the Program and results in a violation of Georgia law. The Company therefore believes that the Proposal can be excluded under Rule 14a-8(i)(2).

The Division has previously determined that a similar proposal requesting the renegotiation of an employment contract would violate state law and on that basis allowed the exclusion of the proposal. In International Business Machines ("IBM") (February 27, 2000), a proponent requested that the board of directors renegotiate the chief executive officer's " grossly excessive" retirement package, which was granted as part of an employment contract. IBM argued that that there was no basis for the renegotiation as the retirement package was part of a binding contract, and that an attempt to change the terms of the contract unilaterally would result in a breach of the contract and a violation of New York law. The Division stated that it would not recommend enforcement action if IBM excluded the proposal in reliance on Rule 14a-8(i)(2).

Similarly, the Company believes it may exclude the Proposal from its Proxy Materials because the Proposal violates Georgia law.

Rule 14a-8(i)(3)—The Proposal is materially false and misleading and thereby violates the proxy rules.

The Proposal states that the former Delta executives who left the Company "*since January 2002* . . . profited from the *$42 million* Special Retention Program Delta established to retain them." This statement is false and misleading in several material respects. First, the Proposal incorrectly states that some officers received retention awards under the Program if they left any time after January 2002. The Program was designed to retain officers for a certain period of time. Therefore, any officer who left prior to January 1, 2004 did not receive any payment under the Program.

Second, the Proposal erroneously states that the Company paid $42 million under the Program. In fact, the Company paid less than half of that amount.

In addition, the Proposal states "The Program was instituted in January 2002, yet within less than 2 years, most of these high-priced executives had left." This statement is also false. Most of the participants in the Program remain employed by the Company.

The Proposal falsely implies that Mr. Mullin and Mr. Reid received payments under the Program. In fact, as discussed above, both of these executives voluntarily relinquished their retention award opportunities in 2003, and therefore neither received any payment under the Program.

In addition, the Proposal asks "why are the departed executives who participated in the Special Retention Program being compensated?" This question conveys a false impression that the "departed executives" continue to receive payments under the Program. In fact, the Company does not continue to make payments under the Program to former officers.

Because the language of the Proposal is materially false and misleading, and thereby violates the proxy rules, the Company believes that the Proposal may be excluded from the Proxy Materials.

Should you require additional materials or information, please do not hesitate to contact me at (404) 715-2676.

Sincerely,



Jan M. Davidson
General Attorney and Assistant Secretary
Delta Air Lines, Inc.
Telephone (404) 715-2676
Telecopier (404) 714-0856

Attachments

cc: Stanley A. Barczak
Gerald Gallagher

EXHIBIT A


DELTA AIR LINES
RECEIVED
NOV 2 4
LAW DEPT.

21 November 2004

Corporate Secretary
Delta Air Lines, Inc.
Dept. No. 981
Post Office Box 20574
Atlanta, Georgia 30320

Dear Corporate Secretary,

I am submitting for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934, a proxy resolution dealing with fiscal responsibility with regard to Delta executive compensation.

I am the owner of over $2000 of Delta Air Lines stock. I've included verification from my investment company, which shows that I have held this Delta stock for over a year, and I will continue to do so through the date of the next shareholders meeting.

As a registered holder in the Delta Skyshares Program, Delta is aware of my election to participate in the Skyshares Option Exchange Program. On the new grant date of Dec. 26, 2003 my 432 vested options, under the 3:1 exchange rate, will amount to some 144 vested options, which you are aware, must be held for 1 year before they can be exercised. I've included a copy of my last Delta Skyshares statement before the exchange program went into effect.

I will be joined in submitting this proposal by other shareholders and I wish to be listed as the primary filer for this resolution.

Sincerely,

Stanley Barczak

Stanley A. Barczak
13037 Hutton Dr.
Richwood, KY 41094

Resolved, that the shareholders of Delta Air Lines, Inc. ("Delta") urge the Board of Directors to re-negotiate the compensation of all former Delta Executives who have left the company since January 2002 and profited from the $42 million Special Retention Program Delta established to retain them.

"...a key priority in response to the national and industry crisis following 9/11 was to maintain a management team 'capable of responding effectively to the extraordinary challenges,' including programs that would retain and motivate the team members...Also as part of its effort to retain Delta's management team during the extraordinary challenges ahead, the Board in January 2002 established a Special Retention Program, as discussed in the proxy statement. This program provides potential cash awards in 2004 and 2005 for Delta executives, tied to both retention and performance goals."

Leo Mullin, former Delta CEO, company memo Apr. 3, 2003

The reason Delta's Board and management gave for the implementation of this lucrative program was to retain Delta's management team so they could lead the company through challenging times. The program was instituted in Jan. 2002, yet within less than 2 years most of these high-priced executives had left. Those who profited most from this program have departed, some taking the money as soon as it was available.

Mr. Mullin left Delta on Jan. 1, 2004 with a $16 million pension after 6 years of service at Delta. He, like 30 other top Delta executives, participated in the Special Retention Program Delta's Board of Directors instituted. All of the top executives (Reid, Escarra, Colman, Burns, Harkey, Young, Boatright, Selvaggio, Siek...) under Mr. Mullin have departed Delta. Some of these former executives immediately taking jobs with other airlines directly competing with Delta Air Lines.

Did these executives respond "effectively to the extraordinary challenges" Delta faced before they departed? Delta has lost $5.6 billion over the last 3 years and is severely handicapped with a $21 billion debt. So why are these executives who participated in this Special Retention Program, yet still departed, being compensated so well? Did they stay on and see the company through the worst? What performance goals could they have reached by leaving Delta in such a dire financial predicament?

This proposal simply asks that the compensation for these particular former executives is re-examined and re-negotiated in light of the job they did, how long they stayed on after the institution of this Special Retention Program, and the dire financial situation the company is mired in. All Delta employees, active and retired, are sacrificing to help the company through these turbulent times. Is it wrong to ask those who led the company into such dire financial straits to be asked to share in the sacrifice?

I urge all shareholders to vote **FOR** this resolution and establish a standard of accountability.

EXHIBIT B

21 November 2004


DELTA AIR LINES
RECEIVED
NOV 24 2004
LAW DEPT.

Corporate Secretary
Delta Air Lines, Inc.
Dept. No. 981
Post Office Box 20574
Atlanta, Georgia 30320

Dear Corporate Secretary

I am the owner of over $2000 of Delta stock. I've included verification of my stock ownership, which shows that I have held over $2000 worth of Delta stock for over a year, and will continue to do so through the date of the next shareholders meeting.

I am notifying you of my intention to jointly submit, with other shareholders, the enclosed resolution for consideration and action by the shareholders at the 2005 Delta Shareholders' Meeting. I wish to be listed as a cosponsor for this resolution and designate Stan Barczak, 13037 Hutton Dr., Richwood, KY 41094 as the primary filer for this resolution. I'm submitting this information so the resolution will be included in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Sincerely,



Gerald Gallagher
1763 Persimmon Ct.
Florence, KY 41042

Resolved, that the shareholders of Delta Air Lines, Inc. ("Delta") urge the Board of Directors to re-negotiate the compensation of all former Delta Executives who have left the company since January 2002 and profited from the $42 million Special Retention Program Delta established to retain them.

"...a key priority in response to the national and industry crisis following 9/11 was to maintain a management team 'capable of responding effectively to the extraordinary challenges,' including programs that would retain and motivate the team members...Also as part of its effort to retain Delta's management team during the extraordinary challenges ahead, the Board in January 2002 established a Special Retention Program, as discussed in the proxy statement. This program provides potential cash awards in 2004 and 2005 for Delta executives, tied to both retention and performance goals."

Leo Mullin, former Delta CEO, company memo Apr. 3, 2003

The reason Delta's Board and management gave for the implementation of this lucrative program was to retain Delta's management team so they could lead the company through challenging times. The program was instituted in Jan. 2002, yet within less than 2 years most of these high-priced executives had left. Those who profited most from this program have departed, some taking the money as soon as it was available.

Mr. Mullin left Delta on Jan. 1, 2004 with a $16 million pension after 6 years of service at Delta. He, like 30 other top Delta executives, participated in the Special Retention Program Delta's Board of Directors instituted. All of the top executives (Reid, Escarra, Colman, Burns, Harkey, Young, Boatright, Selvaggio, Siek...) under Mr. Mullin have departed Delta. Some of these former executives immediately taking jobs with other airlines directly competing with Delta Air Lines.

Did these executives respond "effectively to the extraordinary challenges" Delta faced before they departed? Delta has lost $5.6 billion over the last 3 years and is severely handicapped with a $21 billion debt. So why are these executives who participated in this Special Retention Program, yet still departed, being compensated so well? Did they stay on and see the company through the worst? What performance goals could they have reached by leaving Delta in such a dire financial predicament?

This proposal simply asks that the compensation for these particular former executives is re-examined and re-negotiated in light of the job they did, how long they stayed on after the institution of this Special Retention Program, and the dire financial situation the company is mired in. All Delta employees, active and retired, are sacrificing to help the company through these turbulent times. Is it wrong to ask those who led the company into such dire financial straits to be asked to share in the sacrifice?

I urge all shareholders to vote **FOR** this resolution and establish a standard of accountability.

EXHIBIT C

<DOCUMENT>
<TYPE>EX-10.1
<SEQUENCE>5
<FILENAME>g77552exv10w1.txt
<DESCRIPTION>EXHIBIT 10.1 2002 RETENTION PROGRAM
<TEXT>
<PAGE>

EXHIBIT 10.1

DELTA AIR LINES, INC.
2002 RETENTION PROGRAM

1. Purpose

On January 23, 2002, the Personnel & Compensation Committee ("Committee") of the Board of Directors of Delta Air Lines, Inc. ("Delta") adopted Delta's 2002 Retention Program ("Program"). The purpose of the Program is to assist Delta in retaining key members of management who were employed by Delta prior to September 11, 2001, and who are serving as officers when the Program was adopted. The Committee believes it is important to retain these individuals to enable Delta to continue to respond successfully to the financial and operational challenges facing Delta and the airline industry as a result of the terrorist attacks on the United States on September 11, 2001.

2. Administration

The Program shall be administered by the Committee. The Committee shall have the authority, in its sole and absolute discretion and subject to the terms of the Program: (a) to interpret the Program; (b) to adopt, amend and rescind such rules and regulations as it deems necessary or advisable for the proper operation and administration of the Program; (c) to select the participants in the Program; (d) to determine the terms of the retention award opportunities granted under the Program; and (e) to take any and all other action it deems necessary or advisable for the proper operation or administration of the Program. All determinations of the Committee with respect to the Program shall be final, binding and conclusive on all persons. No member of the Committee shall be liable to any person for any action, interpretation or construction made with respect to the Program.

3. Eligibility; Retention Awards

a. Eligibility. Officers of Delta designated by the Committee shall be participants in the Program.

b. Retention Awards. Each participant in the Program shall be granted a retention award opportunity (a "Retention Award") as determined by the Committee. The Retention Award shall be subject to the terms of the Program. Subject to such modifications as the Committee shall determine, a participant's Retention Award shall be set forth in a Retention Award Opportunity Certificate substantially in the form of Attachment A to the Program.

4. General Rules Regarding Vesting and Payment of Retention Awards

Subject to the terms of the Program:

a. Vesting and Payment of First Installment. 33% of a participant's Retention Award shall vest on December 31, 2003 and be paid in cash within 30 days thereafter if the participant is continuously employed by

Delta from January 1, 2002 through and including December 31, 2003.

<PAGE>

b. Vesting and Payment of Second Installment. The remaining 67% of a participant's Retention Award ("Second Installment") shall vest on December 31, 2004 and be paid in cash within 30 days thereafter if the participant is continuously employed by Delta from January 1, 2002 through and including December 31, 2004.

c. Accelerated Vesting and Payment of Second Installment. A participant's Second Installment shall instead vest on December 31, 2003 and be paid in cash within 90 days thereafter (i) if Delta's EBITDAR Margin for the Measurement Period is at or above the median of the EBITDAR Margins for the Measurement Period of the members of the Peer Group; and (ii) if the participant is continuously employed by Delta from January 1, 2002 through and including December 31, 2003. "EBITDAR Margin", "Peer Group" and "Measurement Period" are defined in Section 10 of the Program.

5. Special Rules Regarding Vesting and Payment of Retention Awards

The General Rules Regarding the Vesting and Payment of Retention Awards in Section 4 of the Program are subject to the following terms:

a. Termination of Employment On or Before December 31, 2003 Because of Disability or Death. If a participant's employment with Delta terminates on or before December 31, 2003 due to Disability (as defined in the Delta 2000 Performance Compensation Plan) or death, a pro rata portion of the participant's Retention Award shall vest on the date of such termination of employment and be paid in cash within 30 days thereafter. The pro rata portion of the participant's Retention Award which shall vest under this Section 5(a) will be determined by multiplying the Retention Award amount by a fraction, (i) the numerator of which is the number of full and partial months (rounded to two decimal places) the participant was continuously employed by Delta during the period beginning on January 1, 2002 and ending on the date of such termination of employment; and (ii) the denominator of which is 24.

b. Termination of Employment During Calendar Year 2004 Because of Disability or Death. If a participant's employment with Delta terminates during calendar year 2004 due to Disability or death, a pro rata portion of the participant's unvested Retention Award shall vest on the date of such termination of employment and be paid in cash within 30 days thereafter. The pro rata portion of the participant's unvested Retention Award which shall vest under this Section 5(b) will be determined by multiplying the unvested Retention Award amount by a fraction, (i) the numerator of which is the number of full and partial months (rounded to two decimal places) the participant was continuously employed by Delta during the period beginning on January 1, 2004 and ending on the date of such termination of employment; and (ii) the denominator of which is 12.

c. Termination of Employment for Reasons Other Than Disability or Death. Except to the extent otherwise determined by the Committee, if a participant's employment with Delta terminates on or before December 31, 2004 for any reason other than Disability or death, any unvested portion of the participant's Retention Award shall immediately lapse and be forfeited at the time of such termination of employment. Any vested portion of the participant's Retention Award which has not been paid as of such termination of employment shall be paid in accordance with the terms of the Program.

<PAGE>

d. Change in Control On or Before December 31, 2003. If, on or before December 31, 2003, there is a Change in Control (as defined in the Delta 2000 Performance Compensation Plan) while a participant is employed by Delta, a pro rata portion of the participant's Retention Award shall vest on the date of the Change in Control and be paid in cash within 30 days thereafter. The pro rata portion of the participant's Retention Award which shall vest under this Section 5(d) will be determined by multiplying the Retention Award amount by a fraction, (i) the numerator of which is the number of full and partial months (rounded to two decimal places) the participant was continuously employed by Delta during the period beginning on January 1, 2002 and ending on the date of the Change in Control; and (ii) the denominator of which is 24.

e. Change in Control During Calendar Year 2004. If, during calendar year 2004, there is a Change in Control while a participant is employed by Delta, any unvested portion of the participant's Retention Award shall vest on the date of the Change in Control and be paid in cash within 30 days thereafter.

f. Discharge of Liabilities. The payment to a participant of amounts due under Section 5(d) or Section 5(e) of the Program shall discharge all liabilities of Delta to the participant (i) under the Program; and (ii) only with respect to the Program, under any executive retention protection agreement or employment agreement between Delta and the participant.

6. Intent to Remain Employed with Delta.

By accepting the grant of a Retention Award, a participant shall be deemed to demonstrate his or her intent to remain employed with Delta.

7. Transferability of Awards

No Retention Award granted under the Program shall be subject in any manner to alienation, anticipation, sale, assignment, pledge, encumbrance or transfer, and no other person shall otherwise acquire any rights therein. Notwithstanding the foregoing, a Retention Award may be transferred by will, by the laws of descent and distribution, or by beneficiary designation at death as provided in Section 9(e).

8. Amendment and Termination of the Program

a. Amendment. The Committee may amend the Program at any time and from time to time; provided, however, that no amendment of the Program that would adversely affect or impair the rights of a participant shall be effective without the participant's written consent.

b. Termination. The Committee may terminate the Program at any time. However, termination of the Program shall not alter or impair any of the rights of any participant without his or her written consent under any Retention Award granted prior to termination of the Program. In the absence of such consent, any Retention Award granted prior to the termination of the Program shall remain in effect after termination of the Program and shall continue to be governed by the applicable terms of the Program.

<PAGE>

9. General Provisions

a. Withholding Tax. Delta shall withhold, with respect to any payment made to a participant under the Program, any taxes required by law to be withheld because of such payment.

b. No Right To Continued Employment. The grant of a Retention Award under the Program shall not be construed as conferring any legal or other right upon any participant for the continuation of his or her employment for any period. Delta expressly reserves the authority (which may be exercised at any time and without regard to the timing of the vesting of a Retention Award) to discharge any participant or to otherwise treat any participant without regard to the effect which such treatment might have upon him or her as a participant in the Program.

c. Payments Not Considered for Other Purposes. Payments to a participant under the Program shall not be considered as earnings, compensation or otherwise for purposes of determining the participant's benefits under any other plan or program of Delta (including, without limitation, any disability, life insurance, retirement and survivorship benefits under any qualified or nonqualified plan).

d. Unsecured Interest. No participant or any other party claiming an interest in amounts earned under the Program shall have any interest whatsoever in any specific asset of Delta. To the extent that any party acquires a right to receive payments under the Program, such right shall be equivalent to that of an unsecured general creditor of Delta.

e. Beneficiary Designation. Each participant under the Program may, from time to time, name any beneficiary or beneficiaries (who may be designated as a primary, contingent or successor beneficiary) to whom any benefit under the Program is to be paid in case of the participant's death before he or she receives payment of the vested portion of such benefit. Each designation shall revoke all prior designations by the same participant, shall be in a form prescribed by the Committee, and shall be effective only when filed by the participant in writing with the Committee during his or her lifetime.

f. Successors and Assigns of Participant. The Program shall be binding upon all successors and assigns of each participant, including, without limitation, his or her estate, the personal representative, executor, administrator or trustee of such estate, any beneficiary designated as provided in Section 9(e) or any trustee in bankruptcy or representative of his or her creditors.

g. Governing Law; Severability. The Program and all determinations made and actions taken hereunder shall be governed by the internal substantive laws, and not the choice of law rules, of the State of Georgia, and construed accordingly, to the extent not superseded by applicable federal law. If any provision of the Program shall be held unlawful or otherwise invalid or unenforceable in whole or in part, the unlawfulness, invalidity or unenforceability shall not affect any other provision of the Program or part thereof, each of which shall remain in full force and effect.

<PAGE>

10. Calculation of EBITDAR Margin

a. Methodology. The EBITDAR Margin for Delta and each member of the Peer Group shall be calculated by dividing (i) Delta's or such Peer Group member's aggregate operating income for the Measurement Period, determined prior to charges, costs and expenses for depreciation, amortization and aircraft rent; by (ii) its aggregate operating revenue for the Measurement Period. Each company's EBITDAR Margin shall be determined based on its regularly prepared and publicly available statements of operations prepared in accordance with GAAP (and, if necessary to determine certain items, based on data filed by such company with the U.S. Department of Transportation); provided, however, that the calculation of the EBITDAR Margin for each company shall be adjusted to exclude any item of gain, loss or expense determined by the Committee to be extraordinary or unusual in nature or infrequent in occurrence. Delta's EBITDAR Margin shall be deemed to be at or above the median of the EBITDAR Margins of the members of the Peer Group if Delta's EBITDAR Margin is equal to or higher than (i.e., superior to) the EBITDAR Margins of at least three members of the Peer Group. Each company's EBITDAR Margin shall be rounded to three decimal places.

b. GAAP. "GAAP" means generally accepted accounting principles in the United States.

c. Measurement Period. "Measurement Period" means the period beginning on January 1, 2002 and ending on and including December 31, 2003.

d. Peer Group. "Peer Group" means AMR Corporation, Continental Airlines, Inc., Northwest Airlines Corporation, Southwest Airlines Co., UAL Corporation and US Airways Group, Inc.

e. Other Factors. If a member of the Peer Group (i) ceases to exist during the Measurement Period because it is merged into another company or otherwise, (ii) fails to issue regularly prepared and publicly available statements of operations in accordance with GAAP for the Measurement Period or (iii) becomes the subject of voluntary or involuntary bankruptcy proceedings during the Measurement Period, that company's EBITDAR Margin shall be deemed to be lower than (i.e., inferior to) Delta's EBITDAR Margin.

f. Committee Authority to Make Adjustments. In determining under Section 4(c) of the Program whether Delta's EBITDAR Margin for the Measurement Period is at or above the median of the EBITDAR Margins for that period of the members of the Peer Group, the Committee may make such adjustments to that determination as it deems in its sole and absolute discretion to be necessary or advisable to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Program.

<PAGE>

ATTACHMENT A

RETENTION AWARD OPPORTUNITY CERTIFICATE

Participant: ____________________

Annual Base Salary as of January 23, 2002: ____________________

Multiple of Annual Base Salary ____________________

Retention Award Opportunity: ____________________

ACCEPTANCE AND ACKNOWLEDGMENT

I hereby acknowledge receipt and accept the terms of the Delta Air Lines, Inc. 2002 Retention Program. In accepting this Retention Award Opportunity, I hereby acknowledge and reaffirm my obligations to Delta, including obligations relating to protection and use of confidential information, and my intention to continue to remain employed with Delta and to devote my full business time and attention to the performance of my duties.

Date: ____________________ ____________________
(Signature)

</TEXT>
</DOCUMENT>

EXHIBIT D

<DOCUMENT>
<TYPE>EX-10.21
<SEQUENCE>8
<FILENAME>g87427exv10w21.txt
<DESCRIPTION>EX-10.21 FIRST AMENDMENT TO RETENTION PROGRAM
<TEXT>
<PAGE>

Exhibit 10.21

FIRST AMENDMENT TO 2002 RETENTION PROGRAM

First Amendment (this "AMENDMENT") to the Delta Air Lines, Inc. 2002 Retention Program dated as of July 24, 2003 by and between Delta Air Lines, Inc., a Delaware corporation ("DELTA"), and __________ ("EXECUTIVE").

WHEREAS, on January 23, 2002, the Personnel & Compensation Committee (the "COMMITTEE") of Delta's Board of Directors adopted the 2002 Retention Program (the "RETENTION PROGRAM");

WHEREAS, on January 23, 2002, the Committee granted Executive a retention award opportunity (a "RETENTION AWARD") subject to the terms of the Retention Program; and

WHEREAS, Delta and Executive have determined that it is in the best interest of Delta and Executive to amend the terms of the Retention Program as it relates to Executive as set forth herein;

NOW, THEREFORE, in consideration of the foregoing, the agreements set forth below and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

SECTION 1. Definitions; References. Unless otherwise specifically defined herein, each term used herein which is defined in the Retention Program has the meaning assigned to such term in the Retention Program. Each reference to "hereof", "hereunder", "herein" and "hereby" and each other similar reference contained in the Retention Program shall, as it relates to Executive after this Amendment becomes effective, refer to the Retention Program as amended hereby.

SECTION 2. Amendment to Section 4 of the Retention Program. Section 4 of the Retention Program is hereby amended in its entirety to read as follows:

4. General Rules Regarding Vesting and Payment of Retention Awards

Subject to the terms of the Program:

a. Vesting and Payment of First Installment. 33.3% of a participant's Retention Award shall vest on April 2, 2004 and be paid in cash within 30 days thereafter if the participant is continuously employed by Delta from January 1, 2002 through and including April 2, 2004.

<PAGE>

b. Vesting and Payment of Second Installment. 33.3% of a participant's Retention Award shall vest on April 2, 2005 and be paid in cash within 30 days thereafter if the participant is continuously employed by Delta from January 1, 2002 through and including April 2,

2005.

c. Vesting and Payment of Third Installment. The balance of a participant's Retention Award shall vest on April 2, 2006 and be paid in cash within 30 days thereafter if the participant is continuously employed by Delta from January 1, 2002 through and including April 2, 2006.

SECTION 3. Amendment to Section 5 of the Retention Program. Section 5 of the Retention Program is hereby amended in its entirety to read as follows:

5. Special Rules Regarding Vesting and Payment of Retention Awards

The General Rules Regarding the Vesting and Payment of Retention Awards in Section 4 of the Program are subject to the following terms:

a. Termination of Employment On or Before April 2, 2004 Because of Disability or Death. If a participant's employment with Delta terminates on or before April 2, 2004 due to Disability (as defined in the Delta 2000 Performance Compensation Plan) or death, a pro rata portion of the participant's Retention Award shall vest on the date of such termination of employment and be paid in cash within 30 days thereafter. The pro rata portion of the participant's Retention Award which shall vest under this Section 5(a) will be determined by multiplying the Retention Award by a fraction, (i) the numerator of which is the number of full and partial months (rounded to two decimal places) the participant was continuously employed by Delta during the period beginning on January 1, 2002 and ending on the date of such termination of employment; and (ii) the denominator of which is 27, provided, however, that in no event shall such fraction be greater than 1.

b. Termination of Employment During the Period Beginning April 3, 2004 and Ending April 2, 2006 Because of Disability or Death. If a participant's employment with Delta terminates during the period beginning April 3, 2004 and ending April 2, 2006 due to Disability or death, any unvested portion of the participant's Retention Award shall vest on the date of such termination of employment and be paid in cash within 30 days thereafter.

c. Termination of Employment for Reasons Other Than Disability or Death. Except to the extent otherwise determined by the Committee, if a participant's employment with Delta terminates on or before April 2, 2006 for any reason other than Disability or death, any

<PAGE>

unvested portion of the participant's Retention Award shall immediately lapse and be forfeited at the time of such termination of employment. Any vested portion of the participant's Retention Award which has not been paid as of such termination of employment shall be paid in accordance with the terms of the Program.

d. Change in Control On or Before April 2, 2004. If, on or before April 2, 2004, there is a Change in Control (as defined in the Delta 2000 Performance Compensation Plan) while a participant is employed by Delta, a pro rata portion of the participant's Retention Award shall vest on the date of the Change in Control and be paid in cash within 30 days thereafter. The pro rata portion of the participant's Retention Award which shall vest under this Section 5(d) will be determined by multiplying the Retention Award by a fraction, (i) the numerator of which is the number of full and partial months (rounded to two decimal places) the participant was continuously employed by Delta during the period beginning on January 1, 2002 and ending on the date of the Change in Control; and (ii) the denominator of which is 27, provided, however, that in no event shall such fraction be greater than 1.

e. Change in Control During Period Beginning April 3, 2004 and Ending April 2, 2006. If, during the period beginning April 3, 2004 and ending April 2, 2006, there is a Change in Control while a participant is employed by Delta, any unvested portion of the participant's Retention Award shall vest on the date of the Change in Control and be paid in cash within 30 days thereafter.

f. Discharge of Liabilities. The payment to a participant of amounts due under Section 5(d) or Section 5(e) of the Program shall discharge all liabilities of Delta to the participant (i) under the Program; and (ii) only with respect to the Program, under any executive retention protection agreement or employment agreement between Delta and the participant.

SECTION 4. Amendment to Section 10 of the Retention Program. Section 10 of the Retention Program is hereby amended in its entirety to read as follows:

10. Waiver of Retention Award in Connection With the Emergency Wartime Supplemental Appropriations Act of 2003

Notwithstanding anything in the Program to the contrary, in the event the Committee shall determine in its reasonable discretion that making any payment to which a participant may be otherwise entitled under the Program would cause Delta to violate its agreement to limit "Total Cash Compensation" to "Executive Officers" (each as defined under the agreement between Delta and the United States of America dated May 6, 2003 (the "Government Contract") entered into pursuant to

<PAGE>

the Emergency Wartime Supplemental Appropriations Act of 2003) under Paragraph 4.1 of the Government Contract, such participant shall not be entitled to such payment and, instead, the Committee shall reduce such payment (in whole or in part) by an amount, determined by the Committee in its reasonable discretion, such that Delta shall not be in such violation. Further, in the event the Committee determines in its reasonable discretion that any previously made payment to a participant under the Program would cause Delta to violate Paragraph 4.1 of the Government Contract (such payment, an "Excess Payment"), upon notification from the Committee, such participant shall promptly repay such Excess Payment to Delta. Delta shall have the right to set-off any Excess Amount against any obligation to make a payment or honor a commitment to a participant.

SECTION 5. Waiver of Delta's Negative Discretion in Connection with

Long-Term Performance Award. In consideration for the amendments to the Retention Program as set forth herein, provided that Executive's employment with Delta continues through December 31, 2003, Delta hereby waives the Committee's right pursuant to Section 6 of Executive's Performance-Based Restricted Stock Agreement dated January 25, 2001 to reduce the amount of Executive's performance award payable in calendar year 2004 thereunder.

SECTION 6. Effectiveness. This Amendment shall be effective as of the date first above written.

SECTION 7. Effect of Amendment. Except as amended or waived hereby, all of the provisions of the Retention Program shall remain in full force and effect without modification or waiver.

SECTION 8. Entire Agreement. This Amendment constitutes the entire agreement between Delta and Executive with respect to the subject matter hereof, and supersedes any other prior agreement, written or oral, between the parties with respect thereto. This Amendment may only be amended by written instrument signed by both Delta and Executive.

SECTION 9. Governing Law. This Amendment and all determinations made and actions taken hereunder shall be governed by the internal substantive laws, and not the choice of law rules, of the State of Georgia, and construed accordingly, to the extent not superseded by applicable federal law.

SECTION 10. Successors. This Amendment shall be binding upon Executive's personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

<PAGE>

IN WITNESS WHEREOF, Delta and Executive have executed this Amendment.

EXECUTIVE	Delta Air Lines, Inc.
	By: ----------------------------
-------------------	Name: [David Goode]
[Executive]	Title: [Chairman, Personnel & Compensation Committee]

</TEXT>
</DOCUMENT>

2-3-2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 5th St., NW
Washington, D.C. 20549

Re: Delta's response to my Shareowner Proposal for the 2005 Delta Air Lines Shareowner's meeting

Ladies and Gentlemen,

I would like to respond to Delta's letter, dated January 20, 2005 and authored by Jan M. Davidson, asking the SEC to allow Delta to omit my proposal (see attached) from this year's proxy.

Unlike Ms Davidson, I am no lawyer; I'm a simple investor in Delta Air Lines who has his seen his investment decimated. This proposal and the upcoming shareholders meeting are a few of the ways left for investors like myself to be heard.

Delta completely misconstrues my proposal, and in reading Delta's response to my proposal, the salient arguments that Delta advances is that:

- Delta has does not have the power to implement it
- The proposal is illegal under Georgia law
- The proposal is misleading and false.

The premise Delta bases its first two arguments on is that it can not ask those executives who received any money from the Special Retention Program to repay it.

First, in no place in my proposal do I ask for the repayment of any money from any Delta executive. The proposal simply uses the Special Retention Program and those executives who profited from it as a criterion to re-negotiate compensation. The other criterion being that the executive has left Delta since 2002, the year the retention program was established.

These two criteria are used in order to specify **whom** the proposal is focusing on. The **what** of the proposal is the future compensation this particular group of people will be receiving from Delta. You'll note in paragraph 4 of my proposal that I speak of Mr. Mullin's $16 million pension, which was not part of the Special Retention Program. There is other compensation (medical and dental, insurance, flight benefits, stock options...) that this group of people will be receiving from Delta that this proposal targets. I do not know the full extent of the compensation they are expecting, but this is the compensation I'm asking Delta to re-negotiate. I purposely left out details of what compensation is to be re-negotiated to give greater latitude to Delta's management in its implementation.

Many of these executives had very little time with Delta, did a very poor job, and yet they were rewarded handsomely for their poor performance. That a former executive would not be compensated handsomely for doing a poor job is not new (see Atlanta Journal Constitution 8/05/04 *Ex-Coke boss denied $66 million in stock* by Scott Leth) in the corporate world.

My proposal simply asks the former leaders of Delta to participate in the hardship they led the company into. Whether or not these former executives would be willing to re-negotiate their future compensation will never be known until they are asked. I don't think that any of the compensation that Mr. Mullin or other executives deferred or relinquished was out of the kindness of their hearts, but rather bad publicity, public pressure, and embarrassment. I would hope that this proposal could create the same environment and results.

The last argument Delta advances is that my proposal is misleading and false. There is nothing in my proposal that is false or misleading, and I would like to address the facts and information Delta criticizes.

1. The contention that some officers left Delta after 2002 and did not profit from the retention program, as well as the selective use of some my proposal's words. ..."since January 2002...profited from the $42 million Special Retention Program Delta established to retain them."

   - Leaving out the word - **and** - from my proposal as well as Delta's paraphrasing of the first portion of the proposal skews the intent of the proposal. As I mentioned earlier, the participation in the retention program and leaving Delta after January 2002 were 2 criteria I established to specify **who** is the focus of this proposal.
2. The $42 million figure Delta says is misleading, because it had not paid out that much money yet.

   - I would like to refer you to an article by Russell Grantham, Atlanta Journal Constitution 8/12/03, *More cuts for Delta execs, Pension funding, bonuses stopped.*

   "The issue dates to last March, when the Journal-Constitution reported Delta spent about $42 million on executive bonuses and pension trusts in 2002, despite massive financial losses, job cuts and appeals for federal aid. Compensation figures are required to be disclosed in annual filings with regulatory agencies."

3. "...most of these high-priced executives had left." False because most of these retention program participants still are employed by the company.
   - First, if any of the retention program participants are still employed by the company then they do not meet the proposal's criteria.
   - Second, in paragraph 4 of my proposal I list some of the 'high-priced' executives who have departed, including all 5 top executive officers.
4. Implies that Mr. Mullin and Mr. Reid received payments under the program.

   - My proposal implies only that Mr. Mullin and Mr. Reid were included in the retention program, nothing more.
5. Delta's last contention is that I falsely imply that these former executives are still receiving payments under the retention program.
   - No where does my proposal make such an assertion. Again Delta is confusing the 2 criteria I use to specify **whom** this proposal focuses on with the **what** of the proposal.

The reason I submitted my proposal is that I believe Delta's executive management have performed woefully, have been overpaid for their woeful proficiency, and many have taken the money and run. This proposal gives the shareholders, like myself, a chance to address this situation by clearly sending a message to Delta's current management. I ask that you would please deny Delta's request to omit this proposal from the upcoming proxy statement. Please give all the shareholders a chance to voice their approval or disapproval of their actions.

Before I close I would like to also bring an issue to your attention that I encountered when I submitted a proposal for last year's Shareholder meeting.

In Delta's correspondence with me I was told that my proposal would be included in the 2004 proxy statement, and this is how it would appear in the proxy (see attached letter from Ms Houston). There was a subtle change in how it really was presented in the proxy (see attached) in that I was identified as a 'Delta employee'. I don't know what rights I have as an investor as to the wording of the proxy, but the first thing I thought of when I saw the words 'Delta employee' was **disgruntled employee**. As I mentioned before, I am a simple investor, and I would like to be identified in that manner. I would've brought this to Delta's attention if they would've included it in the paperwork I was sent, but it was not.

I have several associates who have submitted proposals for the upcoming shareholders meeting, and they also do not wish to have the **disgruntled employee** stigma attached to their proposals. I'd be grateful to know what, if anything, I can do in this matter.

Sincerely,
Stanley Barczak



13037 Hutton Dr.
Richwood, KY 41094

Resolved, that the shareholders of Delta Air Lines, Inc. ("Delta") urge the Board of Directors to re-negotiate the compensation of all former Delta Executives who have left the company since January 2002 and profited from the $42 million Special Retention Program Delta established to retain them.

"...a key priority in response to the national and industry crisis following 9/11 was to maintain a management team 'capable of responding effectively to the extraordinary challenges,' including programs that would retain and motivate the team members...Also as part of its effort to retain Delta's management team during the extraordinary challenges ahead, the Board in January 2002 established a Special Retention Program, as discussed in the proxy statement. This program provides potential cash awards in 2004 and 2005 for Delta executives, tied to both retention and performance goals."

Leo Mullin, former Delta CEO, company memo Apr. 3, 2003

The reason Delta's Board and management gave for the implementation of this lucrative program was to retain Delta's management team so they could lead the company through challenging times. The program was instituted in Jan. 2002, yet within less than 2 years most of these high-priced executives had left. Those who profited most from this program have departed, some taking the money as soon as it was available.

Mr. Mullin left Delta on Jan. 1, 2004 with a $16 million pension after 6 years of service at Delta. He, like 30 other top Delta executives, participated in the Special Retention Program Delta's Board of Directors instituted. All of the top executives (Reid, Escarra, Colman, Burns, Harkey, Young, Boatright, Selvaggio, Siek...) under Mr. Mullin have departed Delta. Some of these former executives immediately taking jobs with other airlines directly competing with Delta Air Lines.

Did these executives respond "effectively to the extraordinary challenges" Delta faced before they departed? Delta has lost $5.6 billion over the last 3 years and is severely handicapped with a $21 billion debt. So why are these executives who participated in this Special Retention Program, yet still departed, being compensated so well? Did they stay on and see the company through the worst? What performance goals could they have reached by leaving Delta in such a dire financial predicament?

This proposal simply asks that the compensation for these particular former executives is re-examined and re-negotiated in light of the job they did, how long they stayed on after the institution of this Special Retention Program, and the dire financial situation the company is mired in. All Delta employees, active and retired, are sacrificing to help the company through these turbulent times. Is it wrong to ask those who led the company into such dire financial straits to be asked to share in the sacrifice?

I urge all shareholders to vote **FOR** this resolution and establish a standard of accountability.



Julia A. Houston
Attorney

Phone (404) 715-2189
Fax (404) 715-2233

Delta Air Lines, Inc.
Law Department 981
Post Office Box 20574
Atlanta, Georgia 30320-2574

February 24, 2004

VIA FEDERAL EXPRESS

Mr. Stanley A. Barczak
13037 Hutton Drive
Richwood, KY 41094

Re: Shareholder Proposal Submitted to Delta Air Lines, Inc.

Dear Mr. Barczak:

Pursuant to Rule 14a-8(m) under the Securities Exchange Act of 1934, as amended, I am enclosing a copy of Delta's statement in opposition to your shareowner proposal relating to executive compensation matters.

Also enclosed is a copy of the text of your proposal and supporting statement as we plan to include these materials in the proxy statement to be issued in connection with Delta's 2004 annual meeting, assuming you continue to comply with the eligibility requirements of Rule 14a-8.

Sincerely,



Julia A. Houston

Enclosure


SKYTEAM

PROPOSAL __

SHAREOWNER PROPOSAL RELATING TO PROHIBITION ON COMPENSATION INCREASES OR BENEFIT ENHANCEMENTS FOR EXECUTIVES

Mr. Stanley Barczak, 13037 Hutton Drive, Richwood, Kentucky 41094, who is the beneficial owner of 127 shares of Common Stock and 48 shares of ESOP Preferred Stock, has given notice that he intends to introduce the following resolution at the annual meeting.

Proponent's Proposal:

"Resolved, that the shareholders of Delta Air Lines, Inc. ("Delta") urge the Board of Directors to institute a policy of fiscal responsibility, which would prohibit any increase in compensation or benefit enhancement for any executive of Delta or its subsidiaries during any fiscal quarter of unprofitability. This resolution will take effect immediately and remain in effect until Delta sustains six consecutive fiscal quarters of profitability."

Over 20 billion dollars have been lost in the airline industry since September 11, 2001, and Delta has suffered a staggering loss in excess of three billion dollars. In light of the greatest fiscal crisis in Delta's history, it is incomprehensible for Delta's Personnel & Compensation Committee (Edward H. Budd, Chairman, George M.C. Fisher, David R. Goode and Gerald Grinstein), Delta's Board of Directors and Delta's executives to have agreed to over 25 million dollars in pay raises and bonuses for Delta executive management. In addition, a 25 million dollar bankruptcy insurance trust fund, which has escalated to over 65 million dollars, was contrived for 35 of Delta's ever-expanding pool of executive management. This largesse comes in the darkest hour of Delta's history, and flies in the face of good business practice and fiscal responsibility.

At the time all this was being done, Delta management was asking the Federal Government to aid the struggling airline industry and Delta pilots to take a 30% pay-cut. Needless to say, Congress was not happy with this convoluted business practice, and took it upon themselves to tie any Federal aid to the airlines with restrictions on the pay of several major carriers' executives. Delta's executives, Mr. Mullin and Mr. Reid, were two of the executives Congress specifically singled out in this airline legislation. It should not take an act of Congress to rein in Delta executive compensation in the midst of the worst economy in decades, and the worst fiscal crisis the airline industry and Delta have ever faced.

Delta's pilots have, understandably, looked at what management has done, and continues to do, for itself and resisted any concessions.

It has become apparent from the poor business decisions by Delta's Personnel & Compensation Committee, Delta's Board of Directors and Delta executive management that it has become incumbent upon the Delta shareholders to act.

I therefore urge all Delta shareholders to vote For this resolution and bring fiscal common sense and responsibility back to Delta Air Lines, Inc.

BOARD OF DIRECTORS STATEMENT IN OPPOSITION TO SHAREOWNER PROPOSAL

Delta's executive compensation program is intended to attract and retain highly qualified executives, and to motivate them to achieve Delta's financial, operational and strategic goals. The program is designed and administered by the Personnel & Compensation Committee of the Board of Directors, which consists solely of non-employee directors who qualify as independent under New York Stock Exchange rules. The Board of Directors strongly supports the principle that Delta's executive compensation program should closely align management and shareowner interests.

The Board of Directors believes the Personnel & Compensation Committee must have flexibility when making executive compensation decisions. Factors the Personnel & Compensation Committee regularly considers include the compensation levels and practices of companies inside and outside the airline industry with which Delta competes for executives; an executive's performance, responsibilities and experience; and Delta's performance with respect to pre-established corporate goals and objectives.

When making executive compensation decisions, the Personnel & Compensation Committee also considers Delta's financial results and shareowner concerns. As discussed in more detail elsewhere in this proxy statement, Delta has made a number of changes to its executive compensation program, including salary reductions for all officers; elimination of bonuses for officers in 2003 even though Delta met certain performance targets for that year; and the discontinuation of the funding of supplemental non-qualified retirement plans for management personnel.

The Board of Directors believes this shareowner proposal is unduly rigid and otherwise inappropriate. The proposal would prohibit Delta from increasing the compensation or benefits of any executive during any fiscal quarter in which Delta is unprofitable; this restriction, once triggered, would continue until Delta achieves six consecutive quarters of profitability. This unusual approach ignores highly relevant compensation criteria such as the competitive market for executives; as well as an executive's individual performance. It also disregards important qualitative and quantitative factors relating to Delta's financial results.

The Board of Directors believes that shareowners are best served by an executive compensation program that addresses the competitive market, Delta's needs and the individual nature of compensation actions. The Board further believes that Delta's executive compensation program strongly links management and shareowner interests.

For these reasons, the Board recommends a vote AGAINST this proposal.

hired on or after July 1, 2003 are eligible to participate in a cash balance plan only. Benefits payable under the cash balance plan, unlike benefits earned under the prior plan, are not based on years of service. Therefore, granting service credit is not relevant for newly hired employees under Delta's cash balance plan.

For these reasons, the Board recommends a vote AGAINST this proposal.

PROPOSAL 6

SHAREOWNER PROPOSAL RELATING TO PROHIBITION ON COMPENSATION INCREASES OR BENEFIT ENHANCEMENTS FOR EXECUTIVES

Delta employee Stanley Barczak, 13037 Hutton Drive, Richwood, Kentucky 41094, who is the beneficial owner of 127 shares of Common Stock and 48 shares of ESOP Preferred Stock, has given notice that he intends to introduce the following resolution at the annual meeting.

Proponent's Proposal:

***RESOLVED,** that the shareholders of Delta Air Lines, Inc. ("Delta") urge the Board of Directors to institute a policy of fiscal responsibility, which would prohibit any increase in compensation or benefit enhancement for any executive of Delta or its subsidiaries during any fiscal quarter of unprofitability. This resolution will take effect immediately and remain in effect until Delta sustains six consecutive fiscal quarters of profitability."*

Over 20 billion dollars have been lost in the airline industry since September 11, 2001, and Delta has suffered a staggering loss in excess of three billion dollars. In light of the greatest fiscal crisis in Delta's history, it is incomprehensible for Delta's Personnel & Compensation Committee (Edward H. Budd, Chairman, George M.C. Fisher, David R. Goode and Gerald Grinstein), Delta's Board of Directors and Delta's executives to have agreed to over 25 million dollars in pay raises and bonuses for Delta executive management. In addition, a 25 million dollar bankruptcy insurance trust fund, which has escalated to over 65 million dollars, was contrived for 35 of Delta's ever-expanding pool of executive management. This largesse comes in the darkest hour of Delta's history, and flies in the face of good business practice and fiscal responsibility.

At the time all this was being done, Delta management was asking the Federal Government to aid the struggling airline industry and Delta pilots to take a 30% pay-cut. Needless to say, Congress was not happy with this convoluted business practice, and took it upon themselves to tie any Federal aid to the airlines with restrictions on the pay of several major carriers' executives. Delta's executives, Mr. Mullin and Mr. Reid, were two of the executives Congress specifically singled out in this airline legislation. It should not take an act of Congress to rein in Delta executive compensation in the midst of the worst economy in decades, and the worst fiscal crisis the airline industry and Delta have ever faced.

Delta's pilots have, understandably, looked at what management has done, and continues to do, for itself and resisted any concessions.

It has become apparent from the poor business decisions by Delta's Personnel & Compensation Committee, Delta's Board of Directors and Delta executive management that it has become incumbent upon the Delta shareholders to act.

I therefore urge all Delta shareholders to vote For this resolution and bring fiscal common sense and responsibility back to Delta Air Lines, Inc.

Board of Directors' Statement in Opposition to Shareowner Proposal

The Board of Directors strongly supports the principle that Delta's executive compensation program should closely align management and shareowner interests. Delta's executive compensation program is intended to attract and retain highly qualified executives, and to motivate them to achieve Delta's financial, operational and strategic goals. The program is designed and administered by the Personnel & Compensation Committee of the Board of Directors, which consists solely of non-employee directors who qualify as independent under NYSE rules.

The Board of Directors believes that shareowners are best served by an executive compensation program that addresses the competitive market, Delta's needs and the individual nature of compensation actions. The Board further believes that Delta's executive compensation program strongly links management and shareowner interests.

The Board of Directors believes the Personnel & Compensation Committee must have flexibility when making executive compensation decisions. Factors the Personnel & Compensation Committee regularly considers include the compensation levels and practices of companies inside and outside the airline industry with which Delta competes for executives; an executive's performance, responsibilities and experience; and Delta's performance with respect to pre-established corporate goals and objectives.

When making executive compensation decisions, the Personnel & Compensation Committee also considers Delta's financial results and shareowner concerns. As discussed elsewhere in this proxy statement, Delta has made a number of changes to its executive compensation program. Furthermore, Delta's new CEO, Gerald Grinstein, will receive a salary of $500,000 per year.

The Board of Directors believes this shareowner proposal is unduly rigid and otherwise inappropriate. The proposal would prohibit Delta from increasing the compensation or benefits of any executive during any fiscal quarter in which Delta is unprofitable; this restriction, once triggered, would continue until Delta achieves six consecutive quarters of profitability. This unusual approach ignores highly relevant compensation criteria such as the competitive market for executives, as well as an executive's individual performance. It also disregards important qualitative and quantitative factors relating to Delta's financial results. Finally, implementation of this proposal could cause Delta to lose valuable employees to companies with less restrictive compensation policies.

For these reasons, the Board recommends a vote AGAINST this proposal.

OTHER MATTERS

Cost of Solicitation

Delta will pay the cost of soliciting proxies. Delta has retained Georgeson Shareholder Communications, Inc. to solicit proxies, by telephone, in person or by mail, for a fee of $15,000 plus certain expenses. In addition, certain Delta officers and employees, who will receive no compensation for their services other than their regular salaries, may solicit proxies. Delta will also reimburse banks, brokers and other nominees for their costs in forwarding proxy materials to beneficial owners of Delta stock. Other proxy solicitation expenses that Delta will pay include those for preparing, mailing, returning and tabulating the proxies.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Delta Air Lines, Inc.
Incoming letter dated January 20, 2005

The proposal urges the board to renegotiate the compensation of all former Delta executives who meet the criteria specified in the proposal.

We are unable to concur in your view that Delta may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Delta may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Delta may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Delta may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Delta may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Delta may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Sara D. Kalin
Attorney-Advisor